
FLUYO
YOUR ALL-IN-ONE LANGUAGE LEARNING APP
Daily Quests
Continue

INVEST IN **FLUYO**

The All-in One Language Learning App

fluyo.com New York, NY

Technology | Minority Founder | Mobile Apps | Subscription | Games

Highlights

1. Highest funded app on Kickstarter ever with $1.2M+ in pre-sales
2. 150,000+ email waitlist
3. 890k subscribers on founder's language learning YouTube channel
4. Launching January 1st, 2025
5. Global team of polyglots and language learners led by former founders

Featured Investor

Lou Zumpano
Syndicate Lead

Follow

Invested $25,000

"As someone how has tried (and failed) many times to become proficient in my grandfather's native language - via apps and language learning programs, I have been on a life long hunt for a program that resonates and works for me. Gamifying language learning with high quality app design from a team of industry all-stars makes FLUYO an investment with a humanitarian purpose. I truly believe in Ikenna and team's mission and have been cheering them on since I started beta testing their concept via kickstarter - I could not be more proud to invest in bringing FLUYO's magic to the world markets."

Our Team



Ikenna Obi Co-CEO • The Visionary

• Polyglot YouTuber with 890,000 subscribers • Speaks 9 Languages • 13 years of language learning experience • Former founder of E-Sports org



Alcuin Guest CTO • The Tech Genius

• Founder of successful app development studio • Built mobile apps for billion-dollar companies • Sold Ikenna on the idea of founding Fluyo



Zack Smith Co-CEO • The Operator

• Former SaaS Technical Founder • Former SaaS Head of Product • Self-taught full-stack developer • Built winning $768M defense contract bid sample



Sasha Raj Art Director • The Master Designer

• World class multi-media artist • Crafted creatures and UI for Fluyo • Formerly worked on Ikenna YT channel • Experienced merch specialist



Cian Mcnally Head of Growth • The Superstar

• Former Language Learning Founder • Regular created content with 1M+ views • Polyglot

Fluyo


The most fun and effective way to learn a language ever created
Highest funded app in Kickstarter history

The Problem

The only reason anyone fails to learn a language is because they quit...

... But learning a language doesn't have to be boring.

The Solution

Video games are one of the hardest things to quit on earth, so **why not use one to learn a language?**

... And Fluyo doesn't just gamify endless practice, we're building a true game that's fun and exciting to play every time you log on!

Fluyo is a language learning game.

Our highlights:

- Highest funded app in Kickstarter history with over $1.2M in pre-sales
- Currently in beta with around 4,000 testers giving great feedback every day
- Launched on January 1st to an audience of 1M+ - See our latest update for details!
- Aiming to reach $2.5M+ in ARR by July 2025
- Shipping premium AI tier early next year

Inside Fluyo, You'll...


Explore


FLUYO
The most fun way to learn a language
Get Started
I already have an account


Journey
Zone 1
Sandy Beach
66%
Zone 2
Locked


Shakespear
Level 13
Continue
Daily Quests
12 hours
Complete 1 lesson
Win 3 games

Game


Elefish
Luna
Choose your move!
Luster Slash


7:41
zacks
Cooper
7
Billie
Cocoa
Translate this word
hello
hallo
heiß


5:38
Angus
0
Match starts in
1
name
tell
often


warum
bis


0

Connect


Pods
Los Spaniard
Level 3
General
Practice
Gaming
Off Topic
Event Chat


Profile
@JohnsonFR
Joined March 2024
Emotional backstory on how I lost my languages. But also how I'm gonna get them back.
P.S. I love dolphins
Languages
23
16
8
Statistics
View All >
17
190


General
Wow, can't believe I got accepted
Finally! Nice to meet you!
Welcome aboard
Welcome!
Thanksss!
Gracias a todos!
Aa

Achieve


Daily Quests
+50
GAMES
Play 2 Recall Master matches
XP +50
JOURNEY
Explore 2 Journey levels
Complete
+50
Streak
20 Days
Ignie is burning bright and happy to see you!
Keep up the great work
April 2024
251 Days
23 Words
2/3 Streak Saves Owned
Purchase Streak Save
Your League
Bomb Royale
Gold League
League Stats
Battles: 1016
Wins: 725
Upcoming League Rewards
Dim Sumpling
50 Gem
Claimed Rewards

... and most importantly, Learn!

Fluyo delivers a unique learning loop. Unlike many gamified education apps, we don't shy away from actually teaching learners. Instead, we make it fun and engaging - then make it worth the effort with a rewarding gameplay progression.

First, you'll learn grammar in our unique, interactive audio lessons, next you'll learn vocabulary in dedicated, simple learning sessions, finally, you'll practice it all a ton in our games and challenges!



ホ
Have you heard the legend of Ho-oh, the phoenix? I'm asking because our next character, ホ, looks just like a simplified drawing of a fiery phoenix. Here's a challenge - try writing "position", spelled "pozishon".
Continue
aprender
verb to learn
Quiero aprender más español
I want to learn more Spanish
Continue
Luna
Translate
Amistad
friendship
imagine
to believe
vector

And early next year, we'll be launching an AI toolkit with even more personalized learning, including:

- Personalized mistakes review
- Extended audio lessons and personalized practice
- Real-time social chat assistance
- Personalized lessons and tutoring
- Pronunciation and voice practice

So, how does Fluyo make money?

We're launching on a Freemium model designed to optimize retention while capturing revenue from the users who are getting the most daily value from the app.

We believe each active user will be invaluable in the long run as we test and iterate over the next year, and as we build an audience that makes our social tools and online games really come alive. To back up that belief, we're sacrificing some short term revenue to keep as many users on the app as possible.



Fluyo Free

Free

Daily Limits on Content

Ads for Fluyo Premium



Fluyo Premium

$10 mo.* | $70 ann.

**25% Discount from Duolingo*

Unlimited Daily Progress

Weekly Paid-item Rewards

Quality-of-Life Improvements



Fluyo AI Ultra

Pricing TBD

Personalized AI Content

Fluyo Premium Features

And People Want It.

- Highest funded app on Kickstarter ever with over $1.2M in pre-sales
- 150,000+ waitlist
- Nearly 1M subscribers on Ikenna's language learning YouTube channel
- 10M+ YouTube subscribers in affiliate partner language learning YouTube channels accessible through Ikenna's network


vs.

Let's talk about the owl in the room.

Duolingo is our main competition.

Despite Duolingo's excellent gamification and huge growth engine, the owl has pretty poor retention, weak monetization, and lackluster educational value.

And that means we've got a plan.

10x More Effective

Hand-crafted Courses

Engaging practice

Real interactions through social

10x More Fun

Real & addicting games

Social events with friends

Exciting story and exploration

10x More Engaging

Habit-building loops

Beautiful art and unique characters

Compelling progression

And we're already on our way!

Roven Today at 6:01 PM
what a beautiful game. the owl doesn't stand a chance
5

Joao Mascarenhas Wednesday at 8:50 AM
Hello everyone! I'd like to share that one of our users, @suantrai, has spent around 24,000 minutes on Fluyo, achieved a 154-day streak, and learned 1,254 words so far 😊. Hats off to her/him!

SUBBYK123 Today at 2:43 AM
Ngl but this app is already better imo compared to Duolingo even with the bugs and crashes
10 7

Will definitely be paying monthly when it releases after my free 3 months (edited)

DragQh Today at 2:44 AM
A lot more enjoyable

forgeweasley Today at 6:25 PM
This is so cute!!!!!!😍🥰
❤️ 1

mynameisnotlinda Today at 6:29 PM
Got my access and I'm so excited - It's so cute! Thanks team!
❤️ 1

Sansra Today at 8:54 AM
Okay its worth the wait this app is amazing
Once the leagues for the games and the storyline comes there wont be anything close to it

Sansra Today at 9:06 AM
The creatures are pokemon first gen level
The noises are adorable

We're taking all the feedback, good and bad, and iterating every day.

Improving retention

- Squashing app-breaking bugs
- Extending courses by ~30x
- Feedback-driven improvements

Elevating daily engagement

- Improving replay-ability
- Optimizing pacing
- Increasing gamification

Optimizing Features

- Improving feature adoption
- Boosting feature engagement
- Elevating feature impact

We're launching small cohorts of new users through promotional beta-access giveaways to get fresh eyes and feedback along the way.

What's the market?


$200B+
2032 TAM
$61.5B
2024 TAM
Market Growth
2024 Market
$61.5B
TAM (Total)
$14.75B
SAM (Online)
$3.7B
SOM
$2.5M
Launch Market

Virtue Market Research, "Global Online Language Learning Market Size"

Global Market Insights, "Language Learning Market Size"

Meticulous Research, "Language Learning Market Size & Forecast"

Duolingo Blog: "How old are Duolingo learners in the US"

Statista, "Weekly mobile gamers in the US, 2024, by age group"

Fluyo targets **14-42 year old individuals** in the **online** market who are **interested in games**. Pricing has been validated by our competitors and our Kickstarter pricing.

About 50% of the market is made up of individual learners, and about 75% of the market fits our target age. Finally, about 67% of our age range plays mobile games.

SOM: 14.75B x 50% x 75% x 67% ≈ **$3.7B**

And the individual online market is expected to make up most of the overall growth for the next few years.

Our Go-to-market Strategy targets $2.5M ARR.

Launching in December to target end-of-year excitement and New Year's resolutions

Channel	Projection
Kickstarter backers	$240–480k ARR
Waitlist	$240–420k ARR
Ikenna's YouTube channel	$168–456k ARR
Affiliate YouTube channels	$720k–1.68M ARR
Total	**$1.37–3.04M ARR**

Forward-looking projections are not guaranteed.

We've got the right people to make it happen.

Our team is made up of former founders, polyglots, and language learners.


The Visionary
Ikenna Obi
Co-CEO and Co-founder
The Tech Genius
Alcuin Guest
CTO and Co-founder
The Operator
Zack Smith
Co-CEO
The Master Designer
Sasha Raj
Art Director
The Superstar
Cian Mcnally
Head of Growth

And here's the plan for the future:

Today

Dec. 2024 — Launch

Mid 2025 — $2.5M+ ARR

2026 — Launch English Courses and expand our market

Late 2026 — $20M+ ARR

2027

$55M+ARR

2028

$100M+ ARR

Forward-looking projections are not guaranteed.

Have questions? Tag or message me @Fluyo_Zack in our Discord.